FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Changes of Directors and Executive Officers

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 30, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2011

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

March 30th, 2011 Mitsui & Co., Ltd.

To whom it may concern

Changes of Directors and Executive Officers

We hereby inform the following changes for Directors and Executive Officers (Shikko-Yakuin), which were approved at our Board of Directors’ meeting today.

Content list

I.	Changes for Executive Officers;

1) Changes in Assignment of Executive Officers; April 1, 2011

2) Retiring of Executive Officer; March 31, 2011

II.	Newly appointed Director/Retiring of Director;

1) Newly appointed Director; June, 2011*

2) Retiring of Director; June, 2011**

*	Appointment of Directors is subject to approval at the upcoming General Meeting of Shareholders scheduled for June 24, 2011 and the Board of Directors’ meeting to be held after it.
**	Retiring of Directors will be effective on the close of the upcoming General Meeting of Shareholders scheduled for June 24, 2011.

III.	Related Personnel Change; April 1, 2011

For further information, please contact Mitsui & Co., Ltd. Corporate Communications Division Tel: +81-3-3285-7540 Investor Relations Division Tel: +81-3-3285-7910

I. Changes for Executive Officers;

1) Changes in Assignment of Executive Officers; 2 people

April 1, 2011

Name	New	Present

Joji Okada	Executive Managing Officer; Chief Financial Officer	Executive Managing Officer; Deputy Chief Financial Officer, General Manager of Global Controller Division

Koichi Tanaka	Managing Officer; Deputy Chief Financial Officer, General Manager of Segment Controller Division	Managing Officer; General Manager of Segment Controller Division

2) Retiring of Executive Officer; 1 people

March 31, 2011

Name	New	Present

Junichi Matsumoto	Director (as of April 1, 2011)	Representative Director; Executive Vice President; Chief Financial Officer

1

II. Newly appointed Director/Retiring Director : June 24, 2011

1) Newly appointed Director; 1 people

Name	New	Present

Joji Okada	Representative Director; Executive Managing Officer; Chief Financial Officer	Executive Managing Officer; Chief Financial Officer (As of April 1, 2011)

Please note that appointment of Directors is subject to approval at the upcoming General Meeting of Shareholders scheduled for June 24, 2011 and the Board of Directors’ meeting to be held after it.

2) Retiring of Director; 1 people

Name	New	Present

Junichi Matsumoto	Counselor	Director (As of April 1, 2011)

Please note that retiring of Directors will be effective on the close of the upcoming General Meeting of Shareholders scheduled for June 24, 2011.

III. Related Personnel change; April 1, 2011

Name	New	Present

Keigo Matsubara	General Manager of Global Controller Division	General Manager of Financial Planning & Administrative Division

2